Exhibit 99.1

Höegh LNG Partners LP Announces the Suspension of its Acquisition of an Additional 23.5% Interest in Joint Ventures Owning FSRUs Neptune and GDF Suez Cape Ann

HAMILTON, Bermuda, September 27, 2017 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) announced the following today:

On August 24, 2017, the Partnership announced that its wholly owned subsidiary, Höegh LNG Partners Operating LLC, had entered into a term sheet to acquire from Mitsui O.S.K. Lines, Ltd. (“MOL”) 23.5% of the shares of each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. (the owners of the FSRUs Neptune and GDF Suez Cape Ann), as well as 23.5% of the outstanding shareholder loans from MOL aggregating $1.5 million (the “Acquisition”). The Partnership originally expected the Acquisition to close by September 30, 2017.

As discussed in the Partnership’s Form 6-K for the quarter ended June 30, 2017, the charterer of the two FSRUs has raised certain performance claims with respect to the vessels. Although the Partnership would be indemnified by its sponsor, Höegh LNG Holdings Ltd., for its share of the cash impact of any settlement with the charterer with respect to such claims, the Partnership has informed MOL of its intention to suspend the Acquisition pending further resolution of this matter. The closing of the Acquisition also continues to remain subject to the execution of a definitive purchase agreement, as well as certain other documentation and final board approvals.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the execution of a definitive purchase agreement, receipt of board approval for the Acquisition and resolution of the performance claims related to the two vessels;
•	the timing of the Acquisition and the satisfaction of the conditions to closing thereof;
•	FSRU and LNG market trends, including hire rates and factors affecting supply and demand;
•	the Partnership's ability to implement its growth strategies on a timely basis or at all and other plans and objectives for future operations;
•	the Partnership's future revenues, expenses, financial condition and results of operations;
•	the Partnership's ability to make additional borrowings and to access debt and equity markets;
•	charter commencement and termination dates and extensions of charters; and
•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.